SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada  H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F              Form 40-F    ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure:  Press Release dated November 14, 2007.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)

CGI SELECTED BY PUBLIC WORKS AND GOVERNMENT SERVICES CANADA FOR $91.8 MILLION DOLLAR CONTRACT FOR ENGINEERING AND TECHNICAL SUPPORT SERVICES

Ottawa, Ontario, November 14, 2007– CGI Group Inc. (TSX: GIB.A; NYSE: GIB) has been awarded a 3-year, $91.8 million dollar contract by Public Works and Government Services Canada (PWGSC). The agreement entitles PWGSC to extend the contract by four 1-year extensions. In total, the services provided could achieve a potential contract value of more than $400 million when considering growth and service transformation. The contract is for the provision of engineering and technical management services to the Information Technology Services Branch (ITSB) of PWGSC.

CGI will work with PWGSC’s ITSB to provide the expertise and resources required to maintain and manage ITSB’s government-wide infrastructure domains.  In collaboration, ITSB and CGI will evaluate and implement technology enhancements to these operating domains over the life of the agreement to transform current service delivery to a results-based managed services model as part of PWGSC's ITSB Shared Services vision.

“We are delighted to have been recognized for our technology management capabilities,” said Hicham Adra, Senior Vice-President and General Manager, National Capital Region and Western Canada for CGI. “We are proud that our global expertise that has helped other commercial and public sector clients transform their business can be leveraged to assist ITSB.”

With over 5,000 professionals dedicated to the public sector and more than $1 billion in revenue from this sector, CGI is one of the largest IT and business process services providers to government in Canada and the United States. The company serves the federal government and 75% of provincial and territorial governments in Canada. This deep expertise enables public sector clients to modernize and transform with services and solutions that improve the citizen experience, increase efficiency and improve accountability.

About CGI
Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 26,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's annual revenue run rate stands at $3.7 billion and at September 30th, 2007, CGI's order backlog was $12.0 billion. CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of sections 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving IT industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

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For more information:

Investors
Lorne Gorber
Vice-President
Global Communications and Investor Relations
lorne.gorber@cgi.com
514 841-3355

Media
Yvonne Gibson
Director of Communications, Canada
yvonne.gibson@cgi.com
905 695-6421

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc. (Registrant)
Date: November 14, 2007	By /s/ David G. Masse
Name: David G. Masse Title: Assistant Corporate Secretary